UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 7, 2005

Korea Electric Power Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

167,Samseong-Dong, Gangnam-Gu, Seoul, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities
Exchange Act of 1934, as amended, including by reference in the Registration
Statement on Form F-3 (Registration No. 33-99550) and the Registration
on Form F-3 (Registration No. 333-9180).

On July 6, 2005, pursuant to the Government-Invested Enterprise Management
Act and our articles of incorporation, one Standing Auditor (Mr. Kwak, Jin-Eob)
and two Non-Standing Auditors (Mr. Hwang, Suk-Hee and Ms. Yang, Seung-Sook)
appointed by the President of the Republic of Korea upon the motion of the
Minister of Planning and Budget of Korea.

For more details on our Board of Auditors and its members, please refer to
6 Directors, Senior Management and Employees — Directors and Senior Management
Board of Auditors” in our annual report on Form 20-F for the year ended
31, 2004 filed with the U.S. Securities and Exchange Commission on June 30,
2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Korea Electric Power Corporation

Date: July 7, 2005	By:	Lee, Hi-Taek
	Name:	Lee, Hi-Taek
	Title:	Cheif Financial Officer